UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 4.00 par value per share

(Title of Class of Securities)

M20115107

(CUSIP Number)

April 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8215W109	Page 2 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DS Apex Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 752,979 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 752,979 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 752,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.87%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 3 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Apex Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 500,157 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 500,157 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,157 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.89%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 4 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuvalim Pension Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 155,583 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 155,583 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 155,583 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 5 of 9

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuvalim Provident and Hishtalmut Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 97,236 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 97,236 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,236 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer:

B.O.S. Better Online SolutionsLtd.

Item 1(b)	Address of Issuer’s Principle Executive Offices:

20 Freiman Street, Rishon LeZion, 75100, Israel

Item 2(a)	Name of Person Filing:
1.	DS Apex Holdings Ltd.
2.	Apex Investments Ltd.
3.	Yuvalim Pension Fund Ltd.
4.	Yuvalim Provident and Hishtalmut Fund Management Ltd.

Apex Investments Ltd. is a wholly-owned subsidiary of DS Apex Holdings Ltd. (“Holdings”). Holdings own 51% of the outstanding shares of Yuvalim Pension Fund Ltd. (“Pension”). Yuvalim Provident and Hishtalmut Fund Management Ltd. is a wholly-owned subsidiary of Pension (“Provident”).

Item 2(b)	Address of Principle Business Office or, if None, Residence: 2 Kaufman Street, Tel Aviv 68012 Israel

Item 2(c)	Citizenship: DS Apex Holdings Ltd. - Israel Apex Investments Ltd. - Israel Yuvalim Pension Fund Ltd. - Israel Yuvalim Provident and Hishtalmut Fund Management Ltd. - Israel

Item 2(d)	Title of Class of Securities: Ordinary Shares, NIS 4.00 par value per share

Item 2(e)	CUSIP Number: M20115107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

Item 4	Ownership:

(a)	Amount Beneficially Owned:

See row 9 of cover page of each reporting person. Pension and Provident hold the investment power and the voting power over the securities owned by the pension funds and the provident funds managed by them. Any economic interest or beneficial ownership in any of the securities beneficially owned by Pension and Provident is held for the benefit of the members of the pension funds and the provident funds, as the case may be. Holdings is the beneficial owner of the shares held by Investments and it may be deemed as the beneficial shares of the shares owned by the pension funds and the provident funds managed by Pension and Provident.

(b)	Percent of Class:

See row 11 of cover page of each reporting person

(c)	Number of Shares as to which such person has:

(i)	sole power to vote
See row 5 of cover page of each reporting person

(ii)	shared power to vote
See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	sole power to dispose or to direct the disposition of
See row 7 of cover page of each reporting person

(iv)	shared power to dispose or to direct the disposition of
See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following N.A.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

The pension funds and provident funds managed by Pension and Provident have the right to receive dividends and proceeds from the sale of the securities reported on this statement for the benefit of the members of such funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N.A.

Item 8	Identification and Classification of Members of the Group:

N.A.

Item 9	Notice of Dissolution of the Group:

N.A.

Item 10	Certification:

N.A.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 17, 2007

DS Apex Holdings Ltd. —————————————— By: Ido Neuberger Title: c.e.o

Apex Investments Ltd. —————————————— By: Ido Neuberger Title: c.e.o

Yuvalim Pension Fund Ltd. —————————————— By: Shay Asformas Title: c.e.o

Yuvalim Provident and Hishtalmut Fund Management Ltd. —————————————— By: Shay Asformas Title: c.e.o

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing